Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-276977
Supplementing the preliminary prospectus supplement dated November 17, 2025

AptarGroup, Inc.

4.750% Senior Notes due 2031

Pricing Term Sheet

November 17, 2025

Issuer:	AptarGroup, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable Outlook) / BBB (Stable Outlook) / BBB (Stable Outlook)

Format:	SEC Registered

Ranking:	Senior Unsecured

Principal Amount:	$600,000,000

Trade Date:	November 17, 2025

Settlement Date**:	November 20, 2025 (T+3)

Maturity Date:	March 30, 2031

Interest Payment Dates:	Semiannually on March 30 and September 30 of each year, beginning March 30, 2026 (short first coupon)

Benchmark Treasury:	3.625% UST due October 31, 2030

Benchmark Treasury Price / Yield:	99-18+ / 3.719%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	4.769%

Coupon (Interest Rate):	4.750%

Price to Public (Issue Price):	99.917%

Optional Redemption:

Prior to February 28, 2031 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•      (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement under “Description of Notes — Optional Redemption”) plus 20 basis points less (b) interest accrued to, but not including, the date of redemption, and

•      100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Change of Control Repurchase	Upon the occurrence of a “Change of Control Repurchase Event” (as defined in the preliminary prospectus supplement under “Description of Notes — Change of Control Repurchase Event”), unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to make an offer to each holder of notes to purchase, at such holder’s option and on the terms described in the preliminary prospectus supplement under “Description of Notes — Change of Control Repurchase Event,” all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC SG Americas Securities, LLC Wells Fargo Securities, LLC BNP Paribas Securities Corp. BofA Securities, Inc. HSBC Securities (USA) Inc.

Senior Co-Managers:	BBVA Securities Inc. Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	038336 AB9 / US038336AB93

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** It is expected that delivery of the notes will be made to investors on or about November 20, 2025, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the business day before their date of delivery will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before their date of delivery should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, PNC Capital Markets LLC at (855) 881-0697, SG Americas Securities, LLC at (855) 881-2108 or Wells Fargo Securities, LLC at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.